EXHIBIT 12.1

	Year ended December 31,
	2005	2006	2007	2008	2009
	(millions of euro)

Earnings:
Profit before taxes from continuing operations	6,607	6,764	10,684	10,915	10,387
Share of (profit) loss of associates	128	(76)	(140)	161	(47)
Dividends from joint ventures and associates	36	43	218	65	58
Fixed charges (see below)	2,429	3,881	3,554	3,648	3,581
Capitalized interest net of amortization	(5)	(1)	3	3	3

Earnings	9,195	10,611	14,319	14,792	13,982

Fixed charges:
Finance costs, including amortization of debt expense and similar charges	2,420	3,877	3,554	3,648	3,581
Capitalized interest	9	4	—	—	—

Total fixed charges	2,429	3,881	3,554	3,648	3,581

Ratio of earnings to fixed charges	3.8	2.7	4.0	4.1	3.9
For the purpose of calculating ratios of earnings to fixed charges, earnings consist of profit before taxes from continuing operations, plus share of profit or loss of associates, dividends from joint ventures and associates, fixed charges and capitalized interest net of amortization. Fixed charges consist of finance costs, including amortization of debt expense and similar charges, and capitalized interest.